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SEC FILE NUMBER	333-128614

CUSIP NUMBER	219234101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[√] Form 10-Q	[ ]	Form 10-D
[ ]	Form N-SAR	[ ]	Form N-CSR

For Period Ended: January 31, 2009

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information Contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CORNERWORLD CORPORATION

Full Name of Registrant

12404 Park Central Drive, Suite 400

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75251

City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[√]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra Sheets if Needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant. The Registrant represents that the Form 10-Q will be filed within the period described under Rule 12b-25(b)(2)(ii).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Beck, CEO	(214)	224-1081
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[√] Yes	[ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[√] Yes	[ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended January 31, 2009, the registrant expects to report a net loss of ($600,827) or ($0.01) per share, which is an increased loss of ($431,740) from the net loss of ($169,087) or ($0.00) per share for the three months ended January 31, 2008. This change is due principally to the inclusion of operating expenses, including personnel and occupancy costs of, and depreciation and amortization expenses associated with assets and customer lists held by, Enversa Companies LLC, a subsidiary of the registrant that was acquired during the quarter ended October 31, 2008. The depreciation and amortization expenses are expected to increase by $92,872, from $20,419 during the three months ended January 31, 2008 to $113,291 for the three months ended January 31, 2009.

During the three months ended October 31, 2007, the registrant recorded $4,055,200 in reverse merger transaction costs, which it did not incur during the three months ended October 31, 2008. As disclosed in the registrant’s Annual Report on Form 10-K for the year ended April 30, 2008, these reverse merger transaction costs were not originally reported in the Quarterly Report on Form 10-Q for the three months ended October 31, 2007 but were reflected for that period in the registrant’s Annual Report on Form 10-K for the year ended April 30, 2008. For the registrant’s net loss comparisons for the nine months ended January 31, 2009 as compared to nine months ended January 31, 2008, the Form 10-Q for the three months ended January 31, 2009 will reflect that the reverse merger transaction costs were incurred during the three months ended October 31, 2007. During the quarter ended January 31, 2009, the registrant renegotiated the form of payment of a portion of the reverse merger transaction costs by issuing a single warrant instead of outstanding options and warrants. This renegotiation allowed the registrant to reverse $3,111,061 of the original $4,055,200 of stock compensation expense. The renegotiation is reflected in a reversal of retained earnings and a lowering of the paid in capital accounts.

To properly compare the operational results of the registrant for the nine month periods ended January 31, 2009 and January 31, 2008, the reverse merger transaction costs incurred during the quarter ended October 31, 2007 will be excluded. For the nine months ended January 31, 2009, the registrant expects to report a net loss of ($978,997) or ($0.02) per share, which is an increase of ($651,711) from the computed net loss of ($327,286) or ($0.00) per share for the nine months ended January 31, 2008. This change is due principally to the inclusion of operating expenses, including personnel, occupancy, depreciation and amortization costs, of Enversa Companies LLC.

CORNERWORLD CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2009	By:	/s/ Scott Beck
Name: Scott Beck Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).